One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Martin H. Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

July 7, 2025

Via EDGAR AND Overnight Delivery

Ms. Lisa Larkin Mr. Ryan Sutcliffe Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Mail Stop 3010 Washington, D.C. 20549-6010

Re:	Wellings Real Estate Income Fund; File No. 000-56432

Dear Ms. Larkin and Mr. Sutcliffe:

This letter sets forth the response of our client, Wellings Real Estate Income Fund (the “Fund”), to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), delivered to the Fund via a conference call on June 27, 2024 (the “Comments”), pertaining to the review of the Fund’s preliminary proxy statement (the “Proxy Statement”).

In connection with the submission of this correspondence, the Issuer publicly filed its definitive proxy statement (the “Definitive Proxy Statement”) with the Commission via EDGAR concurrently herewith. For convenience of reference, this response letter includes the comments issued by the Staff during the June 27 teleconference.

1.          Comment:      Please supplementally provide an explanation of the legal basis for filing by the Fund of the Form 15 on April 30, 2025, providing notice of suspension of registration of the Fund’s securities under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules promulgated thereunder, prior to the effectiveness of the Fund’s withdrawal of its business development company (“BDC”) election, while the Fund is still subject to the 1940 Act, including Section 54(a)(2).

Response:     As noted, on April 30, 2025, the Fund filed its Form 15 pursuant to Rule 12g-4(a)(1), which provides for an effective date of termination of the Fund’s registration and withdrawal of its obligation to file annual, quarterly, and periodic reports pursuant to the Exchange Act. The effective date is 90 days from the date of filing, or July 29, 2025. Thus, until July 29, 2025, the Fund is still subject to the registration requirements of Section 12 of the Exchange Act.

Section 54(a)(2) of the 1940 Act requires that, as a condition to election and maintenance of BDC election and treatment, an issuer must either:

•	Have a class of its equity securities registered under Section 12 of the Exchange Act; or

•	Have filed a registration statement pursuant to Section 12 of the Exchange Act for a class of its equity securities.

The Fund had previously filed its Form 10 under the Exchange Act on May 3, 2022, registering a class of its equity securities under Section 12(g) of the Exchange Act. That registration statement’s effectiveness has not been terminated, nor will any termination and suspension of reporting obligations become effective until July 29, 2025. Until that date, the Fund will still have a class of its equity securities registered under Section 12(g) of the Exchange Act, in compliance with Section 54(a)(2) of the 1940 Act.

Section 12(g) of the Exchange Act requires an issuer, other than a BDC, to register a class of its equity securities if, within 120 after the last day of its first fiscal year ended on which the issuer has total assets exceeding $10,000,000 and a class of equity security (other than an exempted security) held of record by either

•	2,000 persons, or
•	500 persons who are not accredited investors (as such term is defined by the Commission), and

As of the date of this letter, the Fund has approximately 800 shareholders, all of whom are accredited investors.1 Thus, if the Fund has no longer elected to be treated as a BDC, it would not be required to register under Section 12 of the Exchange Act. Indeed, the only reason why the Fund registered its equity securities under the Exchange Act was due to the requirements of Section 54(a)(2) of the 1940 Act.

On May 23, 2025, the Fund filed its preliminary proxy statement on Schedule 14A soliciting its shareholders for their approval to withdraw the Fund’s BDC election. Upon satisfaction of the Staff’s comments to the preliminary proxy statement, the Fund intends to file a definitive proxy statement and commence investor solicitation. The Fund’s management is confident that, assuming it is permitted to file the definitive proxy statement within a reasonable period of time after resolving the Staff’s comments, it will be able to obtain the requisite vote of shareholders required to withdraw the Fund’s BDC election prior to effectiveness of the Form 15 termination and withdrawal of registration under the Exchange Act on July 29, 2025.

Until that time, however, the Fund is still compliant with Section 54(a)(2) of the 1940 Act. It still has filed a registration statement on Form 10 under Section 12 of the Exchange Act, which is still effective until July 29, 2025.

The Fund undertakes that, if it anticipates it will not obtain the requisite vote required to withdraw its BDC election by July 29, 2025, it will then file a withdrawal request of its Form 15 with the SEC, to take effective immediately upon filing.

Thus, until July 29, 2025, the Fund still has a class of its equity securities registered under the Exchange Act, consistent with Section 54(a)(2) of the 1940 Act, and that registration is effective until July 29, 2025. By that time, the Fund is confident it will have either filed a definitive proxy statement and obtained the requisite vote for BDC status withdrawal, or have filed a withdrawal of its Form 15.

2.           Comment:      Please add the date that the proxy statement was first mailed to shareholders.

Response:     Please see the Definitive Proxy Statement which includes the requested disclosure on page 1 thereof.

1	The Fund is conducting a private placement of its equity securities pursuant to Regulation D of the Securities Act of 1933, as amended (the “1933 Act”), and has restricted sales solely to accredited investors as defined by Rule 501 of Regulation D.

3.           Comment:      Please update the vote required as described on page 4 of the Proxy Statement under the question “What vote is required to approve the proposal?”

Response:     Please see the Definitive Proxy Statement which includes the requested disclosure on page 4 thereof.

4.           Comment:      Please provide the name and address of the Fund’s adviser, distributor and administrator.

Response:     Please see the Definitive Proxy Statement which includes the requested disclosure on page 8 thereof.

5.           Comment:      Please revise the “Timeline” heading on page 5 of the Proxy Statement to disclose the effect of withdrawing the registration of its securities under the Exchange Act.

Response:     Please see the Definitive Proxy Statement which includes the requested disclosure on page 5 thereof.

If you have any further questions or comments, please do not hesitate to contact me at (404) 881-4932.

Sincerely,

/s/ Martin H. Dozier
Martin H. Dozier